UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.           Results of the Extraordinary General Meeting of Shareholders

Item 1

RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Further to the notice of the Extraordinary General Meeting of the Shareholders dated January 14, 2015 (reference number 2015-02-011980) and the Proxy Statement, dated January 26, 2015 (reference number 2015-02-019492), the Company hereby wishes to report that the Extraordinary General Meeting was held today, February 26, 2015 and all the items on the agenda were approved, as follows:

(1)	re-election of Yaacov Dior and Dr. Miriam Haran, as external directors;

(2)	election of Geoffery E. Merszei, Shimon Eckhaus and Stefan Borgas, as directors;

(3)	approval of the cash and/or equity compensation of certain directors; and

(4)	approval of the amendment and renewal of the Management Services Agreement with Israel Corporation Ltd. and H.L. Management and Consulting (1986), Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: February 26, 2015